Filed by Apex Mortgage Capital, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Commission File No.: 001-13637

Subject Company: Apex Mortgage Capital, Inc.

This filing relates to a proposed acquisition of Apex Mortgage Capital, Inc. (“Apex”) by American Home Mortgage Holdings, Inc. (“American Home”) pursuant to the terms of an Agreement and Plan of Merger dated as of July 12, 2003 (the “Merger Agreement”), by and among Apex, American Home and American Home Mortgage Investment Corp. (“AHM Investment Corp.”). The Merger Agreement is on file with the Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K filed by the Company on July 15, 2003, and is incorporated by reference into this filing.

Apex and American Home issued the following joint press release on November 26, 2003.

FOR IMMEDIATE RELEASE

Apex Mortgage Capital Stockholders Approve Merger

With American Home Mortgage

Transaction to Close on December 3, 2003

American Home Mortgage Investment Corp. to Begin Trading on the

New York Stock Exchange Under the Symbol AHH on December 4, 2003

MELVILLE, N.Y. and LOS ANGELES – November 26, 2003 – American Home Mortgage Holdings, Inc. (NASDAQ: AHMH) and Apex Mortgage Capital, Inc. (Amex: AXM) announced today that Apex’s stockholders have approved the proposed merger with American Home at Apex’s special stockholders meeting which was reconvened today in Los Angeles, California at 1:00 p.m. Pacific Standard Time.

Philip A. Barach, Chief Executive Officer and President of Apex, said, “We are very pleased that our stockholders have overwhelmingly voted in favor of the merger with American Home. We feel that this transaction will benefit our stockholders as the Apex business becomes part of American Home’s existing mortgage origination operations.

American Home is a fast growing company with strong earnings potential and quarterly dividends, especially given the recent approval of their reorganization into a REIT. We thank our stockholders for their support.”

Michael Strauss, Chairman, Chief Executive Officer and President of American Home, commented, “American Home is very pleased with the positive outcome of Apex’s special stockholders meeting today, and we are committed to consummating the merger as soon as possible and begin operating the merged companies as a REIT, in order to diversify our sources of revenue and permit the distribution of our dividends in a more tax-efficient manner. Today’s vote underscores the substantial benefits that all of our stockholders expect us to realize through our reorganization into a REIT and the merger with Apex.”

American Home and Apex expect to close the merger on Wednesday, December 3, 2003.

Beginning December 4, 2003, the combined company will be named American Home Mortgage Investment Corp. and will trade on the New York Stock Exchange under the symbol AHH. After December 3, 2003, American Home Mortgage Holdings will cease trading on the NASDAQ, and Apex will cease trading on the American Stock Exchange.

As previously announced, at a special meeting of stockholders of American Home held on November 21, 2003, in Melville, New York, the following proposals were approved by the requisite vote of the American Home stockholders: (1) a reorganization of American Home, whereby American Home Mortgage Investment Corp., a REIT, would become the parent company of American Home and each outstanding share of American Home’s common stock would be converted into the right to receive one share of common stock of American Home Mortgage Investment Corp.; (2) the issuance of shares of common stock of American Home Mortgage Investment Corp. to stockholders of Apex Mortgage Capital, Inc., in connection with a merger of Apex with and into American Home Mortgage Investment Corp.; and (3) the adoption of Apex’s Amended and Restated 1997 Stock Option Plan in connection with the merger.

ABOUT AMERICAN HOME MORTGAGE HOLDINGS, INC.

American Home Mortgage Holdings, Inc. is an originator and servicer of residential mortgage loans. It operates 226 loan production offices located in 37 states, as well as MortgageSelect, an online mortgage lender, three mortgage broker support centers and a loan servicing center. American Home shares are traded on NASDAQ under the symbol “AHMH.” For additional information, please visit American Home’s Web site at www.americanhm.com.

ABOUT APEX CAPITAL MORTGAGE CAPITAL, INC.

Apex Mortgage Capital, Inc. is a financial company structured as a real estate investment trust. Apex primarily acquires United States agency securities, other mortgage securities, mortgage loans, equity securities and other investments. Apex is listed on the American Stock Exchange under the symbol “AXM.”

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Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: This news release contains statements about future events and expectations, which are “forward-looking statements.” Any statement in this release that is not a statement of historical fact, including, but not limited to earnings guidance and forecasts, projections of financial results, and expected future financial position, dividends and dividend plans and business strategy, is a forward-looking statement. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause American Home’s or Apex’s actual results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Specific factors that might cause such a difference include, but are not limited to: the potential fluctuations in American Home’s or Apex’s operating results; American Home’s or Apex’s potential need for additional capital; the direction of interest rates and their subsequent effect on American Home’s or Apex’s business; federal and state regulation of mortgage banking; and those risks and uncertainties discussed in filings made by American Home and Apex with the Securities and Exchange Commission. Such forward-looking statements are inherently uncertain, and stockholders must recognize that actual results may differ from expectations. Neither American Home nor Apex assumes any responsibility to issue updates to any forward-looking statements discussed in this press release.

AMERICAN HOME MORTGAGE CONTACT:

Ogilvy Public Relations Worldwide

John D. Lovallo, 212-880-5216

john.lovallo@ogilvypr.com

APEX MORTGAGE CAPITAL CONTACTS:

Media:

Longview Communications

Josh Pekarsky, 604-688-4874

Investors:

Mandelbaum Partners

Michael Mandelbaum, 310-785-0810

Proxy Information

On October 24, 2003, AHM Investment Corp. filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the acquisition of Apex by American Home and related matters. Investors are urged to carefully read the definitive joint proxy statement/prospectus filed with the SEC on October 24, 2003 and other relevant materials (when they become available), and any other documents regarding the proposed transactions filed by Apex and American Home with the SEC because they will contain important information. Investors may obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, investors may obtain documents filed with the SEC by Apex free of charge by requesting them in writing from Apex Mortgage Capital, Inc., 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017, Attention: Investor Relations, or by telephone at (213) 244-0000. Investors may obtain documents filed with the SEC by American Home free of charge by requesting them in writing from American Home Mortgage Holdings, Inc., 520 Broadhollow Road, Melville, New York 11747, Attention: Alan B. Horn, or by telephone at (516) 949-3900.

Participants in Solicitation

Apex, American Home and AHM Investment Corp. and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Apex and American Home in connection with the merger. Information about the directors and executive officers of Apex and their ownership of Apex’s stock is set forth in the proxy statement for Apex’s 2003 annual meeting of stockholders. Information about the directors and executive officers of American Home and their ownership of American Home shares is set forth in the proxy statement for American Home’s 2003 annual meeting of stockholders. Additional information regarding the interests of such participants is set forth in the definitive joint proxy statement/prospectus filed with the SEC on October 24, 2003.